CORPORATE PROPERTY ASSOCIATES 19 — GLOBAL INCORPORATED

50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100

July 20, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Corporate Property Associates 19 — Global Incorporated Registration Statement on Form S-11, Registration No. 333-211124

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Corporate Property Associates 19 — Global Incorporated, a Maryland real estate investment trust (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-211124), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within 15 days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on May 4, 2016 and has not been declared effective by the Commission. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Kathleen L. Werner, Esq. of Clifford Chance US LLP at (212) 878-8526.

Sincerely, CORPORATE PROPERTY ASSOCIATES 19 — GLOBAL INCORPORATED

/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Executive Officer and Director